UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D. C.  20549

FORM 11-K

(Mark one)

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2024

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934

Commission File Number: 0-3722

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

Atlantic American Corporation
401(k) Retirement Savings Plan

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Atlantic American Corporation
4370 Peachtree Rd., N.E.
Atlanta, Georgia 30319

SIGNATURES

Financial Statements and Supplemental Schedule

Consent of Forvis Mazars, LLP

SIGNATURES

THE PLAN.  Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Atlantic American Corporation
401(k) Retirement Savings Plan
(Name of Plan)

June 25, 2025	/s/ J. Ross Franklin
J. Ross Franklin
Vice President, Chief Financial Officer and Secretary
Atlantic American Corporation

ATLANTIC AMERICAN CORPORATION
401(k) RETIREMENT SAVINGS PLAN

The following exhibits are filed herewith:

Exhibit 1:	Financial Statements and Supplemental Schedule As of December 31, 2024 and 2023 and for the year ended December 31, 2024 together with Report of Independent Registered Public Accounting Firm

Exhibit 2:	Consent of Forvis Mazars, LLP Independent Registered Public Accounting Firm

Exhibit 1

ATLANTIC AMERICAN CORPORATION
401(k) RETIREMENT SAVINGS PLAN

FINANCIAL STATEMENTS
AND
SUPPLEMENTAL SCHEDULE

As of December 31, 2024 and 2023 and For The Year Ended December 31, 2024
together
with
Report of Independent Registered Public Accounting Firm

ATLANTIC AMERICAN CORPORATION
401(k) RETIREMENT SAVINGS PLAN

December 31, 2024 and 2023

Report of Independent Registered Public Accounting Firm

Plan Administrator and Plan Participants
Atlantic American Corporation 401k Retirement Savings Plan

Opinion on the Financial Statements

We have audited the accompanying statements of net assets available for benefits of Atlantic American Corporation 401k Retirement Savings Plan (the “Plan”) as of December 31, 2024 and 2023, the related statement of changes in net assets available for benefits for the year ended December 31, 2024, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2024 and 2023, and the changes in net assets available for benefits for the year ended December 31, 2024, in conformity with accounting principles generally accepted in the United States of America.

Basis of Opinion

These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Report on Supplemental Information

The supplemental information in the accompanying schedule of assets (held at end of year) as of December 31, 2024 has been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The supplemental schedule is the responsibility of the Plan’s management. Our audit procedures included determining whether the supplemental schedule reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental schedule. In forming our opinion on the supplemental schedule, we evaluated whether the supplemental schedule, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the schedule of assets (held at end of year) is fairly stated, in all material respects, in relation to the basic financial statements taken as a whole.

/s/ Forvis Mazars, LLP

We have served as the Plan’s auditor since 2019.

Atlanta, Georgia

June 25, 2025

ATLANTIC AMERICAN CORPORATION
401(k) RETIREMENT SAVINGS PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

December 31, 2024 and 2023

	2024	2023
ASSETS
Investments, at fair value (Note 3):
Common/collective trusts	$10,410,900	$2,529,568
Employer common stock fund	554,930	842,884
Registered investment companies	17,447,356	20,740,857
Total investments	28,413,186	24,113,309
Receivables:
Notes receivable from participants	89,240	121,723
Contributions receivable from employer	681,693	628,748

NET ASSETS AVAILABLE FOR BENEFITS	$29,184,119	$24,863,780

See accompanying notes to financial statements.

ATLANTIC AMERICAN CORPORATION
401(k) RETIREMENT SAVINGS PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

For the Year Ended December 31, 2024

Additions to Net Assets
Contributions:
Participants	$1,334,003
Employer	992,722
Rollovers	202,436

TOTAL CONTRIBUTIONS	2,529,161

Investment income:
Net appreciation in fair value of investments	3,135,405
Dividends and other income	208,105
Interest income on notes receivable from participants	9,311

TOTAL ADDITIONS	5,881,982

Deductions from Net Assets
Benefit payments to participants	1,510,805
Fees	50,838

TOTAL DEDUCTIONS	1,561,643

Net Increase	4,320,339

Net Assets Available for Benefits at Beginning of Year	24,863,780

Net Assets Available for Benefits at End of Year	$29,184,119

See accompanying notes to financial statements.

ATLANTIC AMERICAN CORPORATION
401(k) RETIREMENT SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

December 31, 2024 and 2023

NOTE 1—DESCRIPTION OF THE PLAN

The following description of the Atlantic American Corporation 401(k) Retirement Savings Plan (the “Plan”) provides only general information.  Participating members (“Participants”) should refer to the Plan document for a more complete description of the Plan’s provisions.  Information with regard to eligibility, contributions, distributions, vesting, withdrawals, restoration, loans, fund redistribution, and definitions of all terms are contained in that document.  The Administrative Committee, consisting of employees of the plan sponsor, Atlantic American Corporation, is responsible for oversight of the Plan.

General: The Plan is a defined contribution plan available to all U.S. employees of Atlantic American Corporation and its subsidiaries (collectively, the “Company”) except collective bargaining employees, nonresident aliens, and leased employees. Employees eligible to participate are automatically enrolled effective on the date of employment. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”).

Participating Companies: As of December 31, 2024 and 2023, the Company had five wholly-owned insurance subsidiaries, Bankers Fidelity Life Insurance Company and its wholly owned subsidiaries, Bankers Fidelity Assurance Company and Atlantic Capital Life Assurance Company, American Southern Insurance Company and its wholly owned subsidiary, American Safety Insurance Company, in addition to one non-insurance company, xCalibre Risk Services, Inc. All employees of these subsidiaries were eligible to participate in the Plan.

Plan Administration: The trustee of the Plan (the “Trustee”), Principal Trust Company, has custodial responsibility for the Plan’s assets, including the authority and power to, among other things, invest the principal and income of the Plan’s assets.

Contributions: Eligible employees automatically become a participant and are enrolled into the Plan at a 6% deferral rate on their date of hire.  At any time, a participant may cease his or her contribution or change his or her deferral percentage in 1% increments up to 75% of his or her annual compensation, as defined by the Plan, subject to certain limitations under the Internal Revenue Code (the “Code”), and elect to contribute into any of the investment funds offered by the Plan.  Participant pre-tax limitation was limited to $23,000 for 2024.

Participants may also contribute amounts representing distributions from other qualified benefit plans.  These contributions, if any, are classified as rollover contributions in the Statement of Changes in Net Assets Available for Benefits.  Participants direct the investment of their contributions into various investment options offered by the Plan.  Participants who have attained age 50 before the end of the Plan year are eligible to make catch-up contributions to the Plan.  The maximum individual catch-up contribution amount was $7,500 for 2024.

On January 1, 2009, the Company adopted safe harbor plan provisions such that the Plan would operate on a safe harbor basis.  Safe harbor contributions are fully vested immediately.  The Company provides a matching employer contribution equal to a certain percentage of each participant’s contributions.  The Company may also make employer profit-sharing contributions, at its discretion, which will be allocated among all eligible participants in the Plan whether they make contributions or not.  The employer profit-sharing contributions totaled $144,900 for the year ended December 31, 2024.  For the year ended December 31, 2024, the Company’s employer matching contribution equaled 35% of up to the first 6% of a participant’s pre-tax and/or Roth contribution.  In addition to the matching contribution, the Company also made a non-elective contribution to all participants of 3% of compensation (up to a maximum of $345,000), which totaled $536,793 for the year ended December 31, 2024.  The 2024 employer profit-sharing contributions and non-elective contributions are presented as contribution receivable from employer in the Statements of Net Assets Available for Benefits.  All employer matching contributions are made in cash.

Vesting: Participants are always 100% vested in their own contributions including pre-tax contributions, Roth contributions, after-tax voluntary contributions, rollover contributions, safe harbor matching contributions and any discretionary profit-sharing contributions by the employer. Further, all contributions are invested at the direction of the participant.

Participants’ “vested percentage” attributable to certain employer contributions is based on years of continuous service determined under the following schedule.

Years of service:

Less than one	0%
One	20%
Two	40%
Three	60%
Four	80%
Five	100%

Participants must have worked at least 1,000 hours in a calendar year for that year to count towards vesting.  In addition, participants become fully vested upon retirement, death, or disability.

Benefits: Upon termination of service due to death, disability, retirement, or separation from service, a participant or his or her beneficiary with a vested balance greater than $5,000 may elect to receive an amount equal to the value of the participant’s vested interest in his or her account, or such amounts may remain in the Plan but contributions cease.  The form of payment, selected by the participant or his or her beneficiary, is either a lump-sum distribution or a direct rollover into a qualified retirement plan or individual retirement account.  A vested balance less than $5,000 is automatically distributed to the terminated participant or his or her beneficiary in the quarterly period following termination, unless otherwise directed.

Participant Accounts: Individual accounts are maintained for each of the Plan’s participants and reflect the participant’s contributions, employer contributions, and the participant’s share of the Plan’s investment income (loss).  Allocations of income (loss) are based on the proportion that each participant’s account balance bears to the total of all participant account balances and their investment elections.

Investment Options: Participants may direct their contributions and any related earnings into several investment options in 1% increments.  Participants may change their investment elections at any time, subject to certain fund restrictions. There were no significant changes made to the available investment alternatives during 2024.

Within the Plan, new contributions to the Atlantic American Common Stock fund, or “employer common stock fund,” were not allowed.  Those participants who were invested in the Atlantic American Common Stock fund were able, and existing participants continue to be able, to sell or liquidate units of the Atlantic American Common Stock fund and reinvest in existing investments offered in the Plan.

Forfeitures: Amounts forfeited from non-vested accounts, if any, are generally used to pay for Plan expenses or reduce future employer contributions.  Forfeitures of $7,388 were used to offset administrative expenses charged to the Plan in 2024. At December 31, 2024 and 2023, there were $29,408 and $13,651, respectively, of forfeiture funds available to be used in the future.

Notes Receivable from Participants: Participants may borrow from their fund accounts a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 50% of their vested account balance.  Participants may elect to have their loans disbursed from specific investment funds.  Loan terms range from six months to five years.  The loans are secured by the vested value of the participants’ account balances and bear interest at the prime rate of interest on the date of the loan plus 1% bearing interest at rates from 4.25% - 9.50%.  Principal and interest are paid ratably through payroll deductions.

Specified Hardship Withdrawals: Upon written application to the Trustee by a participant for a specified hardship withdrawal, the participant may withdraw from his or her fund accounts.  Such withdrawal may be made only upon the express determination that it is necessary to prevent a severe financial hardship to such participant and specific to the following events: expenses for medical care; costs directly related to the purchase of a principal residence; payment of tuition and related educational fees; and to prevent eviction from a principal residence or foreclosure on the mortgage of a principal residence.  A participant who has made a specified hardship withdrawal may include any amounts necessary to pay federal, state or local income taxes or penalties reasonably anticipated to result from the distribution and shall make no more than one withdrawal during any calendar quarter.

Administrative Expenses: The Company pays certain administrative expenses of the Plan. Trustee and recordkeeping fees are shared between the Company and the Plan.  Each participant account is charged a $43 quarterly Trustee and recordkeeping fee while the Company also pays a standard annual fee for Trustee and recordkeeping. Fees resulting from individual participant transactions, such as loan origination and benefit payments, or certain investment elections, are paid by the participant and are included in the fees amount on the Statement of Changes in Net Assets Available for Benefits.

NOTE 2—SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting and Use of Estimates:  The financial statements of the Plan are prepared under the accrual method of accounting in accordance with accounting principles generally accepted in the United States of America (“GAAP”).  The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the financial statements and accompanying notes. Actual results could differ materially from those estimates.

Notes Receivable from Participants:  Participant loans are classified as notes receivable from participants and are measured at the unpaid principal balance plus unpaid accrued interest.  The Plan classifies all notes receivable from participants with no payments received for six (6) months as “in default.”  Defaulted notes receivable from participants are deemed distributed and recorded as benefits paid to the participants in the Statement of Changes in Net Assets Available for Benefits.

Investment Valuation and Income Recognition:  The Plan’s investments are reported at estimated fair value (see Note 3). Where available, quoted market prices are used to value investments. Shares of registered investment companies are valued at the net asset value (“NAV”) of shares held by the Plan at year-end. The Plan’s employer common stock fund is a unitized stock fund valued at the NAV of the fund. The fund mainly consists of the employer stock which is valued at the closing price reported on the active market on which the stock is traded and the value of cash held for liquidity purposes. The Plan’s interest in common/collective trusts is valued at the NAV based on information reported by the investment advisor/trustee using the audited financial statements.  The NAV, as provided by the investment advisor/trustee, is used as a practical expedient to estimate fair value, and is based on the estimated fair value of the underlying investments held by the fund less the estimated fair value of its liabilities. The common/collective trusts do not have a finite life, unfunded commitments or significant restrictions on redemptions, and participant transactions may occur daily.

Purchases and sales of securities are recorded on a trade date basis. Dividends are recorded on the ex-dividend date.  Interest income is recorded on an accrual basis.

Investment securities, in general, are exposed to various risks, including interest rate, credit, and overall market volatility risks.  Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term, and such changes could materially affect the amounts reported in the Statements of Net Assets Available for Benefits.

The following describes the fair value hierarchy and provides information as to the extent to which the Plan uses fair value to measure financial instruments and information about the inputs used to value those financial instruments.  The fair value hierarchy prioritizes the inputs in the valuation techniques used to measure fair value into three broad levels.

Level 1
Observable inputs that reflect quoted prices for identical assets or liabilities in active markets that the Plan has the ability to access at the measurement date.  The Plan assets identified as Level 1 instruments include investments in registered investment companies.

Level 2
Observable inputs, other than quoted prices included in Level 1, for the asset or liability or prices for similar assets or liabilities.  The Plan assets identified as Level 2 instruments include investments in the employer common stock fund.

Level 3
Valuations that are derived from techniques in which one or more of the significant inputs are unobservable (including assumptions about risk).  Fair value is based on criteria that use assumptions or other data that are not readily observable from objective sources and provided primarily from the sponsors of the underlying funds.  The use of different criteria or assumptions regarding data may yield different valuations.

Net Appreciation (Depreciation): Net realized gains (losses) and unrealized appreciation (depreciation) are recorded in the accompanying Statement of Changes in Net Assets Available for Benefits as net appreciation (depreciation) in fair market value of investments.

Payment of Benefits:  Distributions to participants are recorded when payment is made.

NOTE 3—INVESTMENTS

As of December 31, 2024, assets carried at fair value were measured on a recurring basis as summarized below:

	Quoted Prices in Active Markets for Identical Assets	Significant Other Observable Inputs	Significant Unobservable Inputs
	(Level 1)	(Level 2)	(Level 3)	Total

Employer common stock fund	$-	$554,930	$-	$554,930
Registered investment companies	17,447,356	-	-	17,447,356
Total investments in the fair value hierarchy	$17,447,356	$554,930	$-	18,002,286
Common/collective trusts measured at NAV*				10,410,900

Total				$28,413,186

As of December 31, 2023, assets carried at fair value were measured on a recurring basis as summarized below:

	Quoted Prices in Active Markets for Identical Assets	Significant Other Observable Inputs	Significant Unobservable Inputs
	(Level 1)	(Level 2)	(Level 3)	Total

Employer common stock fund	$-	$842,884	$-	$842,884
Registered investment companies	20,740,857	-	-	20,740,857
Total investments in the fair value hierarchy	$20,740,857	$842,884	$-	21,583,741
Common/collective trusts measured at NAV*				2,529,568

Total				$24,113,309

*
Certain investments that are measured at fair value using the NAV per share practical expedient have not been categorized in the fair value hierarchy.  The fair value amounts presented in these tables are intended to permit reconciliation of the fair value hierarchy to the amounts presented in the Statements of Net Assets Available for Benefits.

Plan management periodically evaluates the significance of transfers between levels, if any, based upon the nature of the financial instrument and size of the transfer relative to total net assets available for benefits.  For the year ended December 31, 2024, there were no transfers between levels 1, 2, or 3.

NOTE 4—TAX STATUS

The Plan uses a Prototype Plan sponsored by the Trustee. The Trustee received an opinion letter from the Internal Revenue Service (“IRS”), dated June 30, 2020, which states that the Prototype Plan satisfies the applicable provisions of the Code. The Plan itself has not received a determination letter from the IRS. However, the Plan’s management believes that the Plan is currently designed and being operated in compliance with the applicable requirements of the Code. Therefore, no provision for income tax has been included in the Plan’s financial statements.

GAAP requires Plan management to evaluate tax positions taken by the plan and recognize a tax liability (or asset) if the organization has taken an uncertain position that more likely than not would not be sustained upon examination by the IRS. The Plan administrator has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2024 and 2023, there are no uncertain positions taken or expected to be taken that would require recognition of the liability (or asset) or disclosure in the financial statements. The Plan is subject to routine audits by taxing jurisdictions and the Plan could be subject to income tax if certain issues were found by the IRS that could result in the disqualification of the Plan’s tax-exempt status; however, there are currently no audits for any tax periods in progress.

NOTE 5—PLAN TERMINATION

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA.  In the event of Plan termination, participants will become fully vested in their accounts as of the termination date.

NOTE 6—PARTY-IN-INTEREST TRANSACTIONS

The Plan held 365,085 shares and 325,252 shares of Atlantic American Corporation (the plan sponsor) common stock as of December 31, 2024 and 2023, respectively, in the Atlantic American Corporation Common Stock Fund. The fund invests in Atlantic American Corporation common stock and money market funds and had an estimated fair value of $554,930 and $842,884, at December 31, 2024 and 2023, respectively.

Certain investments totaling $10,410,900 and $2,529,568, held by the Plan at December 31, 2024 and 2023, respectively, are managed by the Trustee and/or its affiliates.  These investments, as well as notes receivable from participants, qualify as party-in-interest transactions.

NOTE 7—RISKS AND UNCERTAINTIES

The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the participants’ account balances and the amounts reported in the Statements of Net Assets Available for Benefits.

ATLANTIC AMERICAN CORPORATION
401(k) RETIREMENT SAVINGS PLAN
PLAN NUMBER 001
58-1027114

SCHEDULE H, LINE 4i—SCHEDULE OF ASSETS (HELD AT END OF YEAR)

December 31, 2024

	Identity of Issue, Borrower, Lessor, or Similar Party	Description of Investment	Cost	Current Value

		Employer common stock fund:
*	Atlantic American Corporation	Atlantic American Corporation Common Stock Fund, 66,014 units	(a)	$554,930
		Subtotal Employer common stock fund		554,930

		Registered investment companies:
	Columbia	Columbia Small Cap Value II Inst3, 17,422 units	(a)	264,643

	BlackRock	BlackRock Income Fund V, 10,221 units	(a)	91,474

	Fidelity Investments	Fidelity 500 Index-Inst Prm, 17,475 units	(a)	3,568,181
		Fidelity Global ex US Index Fund, 42,688 units	(a)	615,563
		Fidelity Puritan K6 Fund, 113,452 units	(a)	1,834,511
		Fidelity Total Market Index Fund, 177 units	(a)	28,487
		Fidelity US Bond Index, 47,304 units	(a)	483,451
		Fidelity Total Bond K6 Fund, 29,183 units	(a)	253,892

	JPMorgan	JPMorgan Large Cap Growth Fund, 60,686 units	(a)	5,081,862

	Oppenheimer Funds	Invesco Discovery Mid Cap Growth Fund, 38,662 units	(a)	1,331,532
		Invesco Oppenheimer International Small-Mid Co Fund, Class R6, 1,998 units	(a)	72,578

	New World	New World Fund Inc, 649 units	(a)	49,932

	Vanguard	Vanguard Equity Income, 13,144 units	(a)	1,158,906
		Vanguard Mid-Cap Index Inv Fund, 5,406 units	(a)	1,767,207
		Vanguard Small Cap Index Fund, Admiral Shares, 7,339 units	(a)	845,137
		Subtotal Registered investment companies		17,447,356

ATLANTIC AMERICAN CORPORATION
401(k) RETIREMENT SAVINGS PLAN
PLAN NUMBER 001
58-1027114

SCHEDULE H, LINE 4i—SCHEDULE OF ASSETS (HELD AT END OF YEAR) - CONTINUED

December 31, 2024

	Identity of Issue, Borrower, Lessor, or Similar Party	Description of Investment	Cost	Current Value

		Common/collective trusts:
	Nuveen Asset Management	Nuveen TIAA Lifecycle Index 2015 Class J, 117 units	(a)	1,339
		Nuveen TIAA Lifecycle Index 2020 Class J, 57,887 units	(a)	672,066
		Nuveen TIAA Lifecycle Index 2025 Class J, 126,672 units	(a)	1,504,858
		Nuveen TIAA Lifecycle Index 2030 Class J, 114,576 units	(a)	1,404,707
		Nuveen TIAA Lifecycle Index 2035 Class J, 98,478 units	(a)	1,246,730
		Nuveen TIAA Lifecycle Index 2040 Class J, 44,944 units	(a)	593,710
		Nuveen TIAA Lifecycle Index 2045 Class J, 62,738 units	(a)	853,868
		Nuveen TIAA Lifecycle Index 2050 Class J, 26,707 units	(a)	367,756
		Nuveen TIAA Lifecycle Index 2055 Class J, 34,704 units	(a)	481,003
		Nuveen TIAA Lifecycle Index 2060 Class J, 15,559 units	(a)	208,963
		Nuveen TIAA Lifecycle Index 2065 Class J, 1,828 units	(a)	23,658
		Nuveen TIAA Lifecycle Index Retirement Income Class J, 29,011 units	(a)	328,109

*	Wells Fargo Bank, NA	Galliard Capital Management Stable Return Fund, 42,902 units	(a)	2,724,133
		Subtotal Common/collective trusts		10,410,900
*	Various Plan Participants	Participant loans:
		Participant loans, maturing in 2025 through 2029 bearing interest at rates from 4.25% - 9.50%	89,240
**		Subtotal Participant loans	89,240

	TOTAL		$28,502,426

*	Indicates party in interest
**	Indicates notes receivable from participants
(a)	Participant-directed

See accompanying report of independent registered public accounting firm.

Exhibit 2

Consent of Independent Registered Public Accounting Firm

We consent to the incorporation by reference in the Registration Statement on Form S‑8 (No. 333‑90890) of our report dated June 25, 2025, with respect to the financial statements and supplemental schedule of Atlantic American Corporation 401(k) Retirement Savings Plan included in this Annual Report on Form 11‑K for the year ended December 31, 2024.

/s/ Forvis Mazars, LLP

Atlanta, Georgia
June 25, 2025